QUITCLAIM DEED
FOR MINING CLAIMS/SITES IN OREGON

Oregon Belle Holdings, Inc., with a business address at 2355 Evan Way, Central Point, Oregon, 97502

for consideration paid, assigns, conveys, and quitclaims to:

Q Lotus Inc., a Nevada Corporation, with a business address at 500 N Dearborn, Unit 605, Chicago, IL, 60654

The following mining claims/sites in Jackson County, Oregon:

Claim/Site Name	BLM Serial Number
Lucky Strike #3	ORMC 14005
Lucky Strike #4	ORMC 14006
New Lucky Strike #1	ORMC 147 951
New Lucky Strike #2	ORMC 147 952
New Lucky Strike #5	ORMC 147 953
New Lindaglenn	ORMC 147 954

WITNESS this _23rd_ day of _April_ , 2010.

Linda Hata   _LINDA HATA_
Linda Hata   (print name)

Acknowledgement for Person

State of Oregon   )
Jackson County   )
   The foregoing instrument was acknowledged before me this _23rd_ day of _April_ , 2010.

By _LINDA Hata_ _____ (Name(s) of Person(s) Acknowledging)

My commission expires: _April 18, 2011_

(seal)



OFFICIAL SEAL
JAIME J WOMACK
NOTARY PUBLIC-OREGON
COMMISSION NO. 416529
MY COMMISSION EXPIRES APR 18, 2011

Jaime Womack
Notary Public

Acknowledgement for Corporation

State of Oregon   )
Jackson County   )
   The foregoing instrument was acknowledged before me this _23rd_ day of _April_ , 2010.

By _Linda Hata_ (Name of Officer) , _President_ (Title) of

Oregon Belle Holdings Inc. (Name of corporation) , a _Oregon_ (State of Incorporation) corporation, on behalf of said corporation.

My commission expires:

(seal)

Jaime Womack
Notary Public



OFFICIAL SEAL
JAIME J WOMACK
NOTARY PUBLIC-OREGON
COMMISSION NO. 416529
MY COMMISSION EXPIRES APR 18, 2011

ALS Laboratory Group
ANALYTICAL CHEMISTRY & TESTING SERVICES



ALS Minerals

ALS Laboratory Group
2103 Dollarton Highway
North Vancouver, BC
V7H 0A7, Canada

February 23, 2010

Oregon Belle Holdings Inc.
2355 Evan Way
Central Point, OR
97502. USA

Oregon Belle Holdings Inc. submitted two shipments of samples to ALS Minerals Reno for gold and multi-element analysis in July 2009 (work orders RE09071191 and RE09064931). Work order RE09071191 contained two samples reporting 0.608 ppm [Ed. Note: this sample taken from 1890 tailings pile] and 164.5 ppm Au and RE09064931 contained one sample reporting 176.5 ppm Au. The analysis conducted for these work orders consisted of a 30 gram gold fire assay fusion with Atomic Absorption finish (Au-AA23) along with multi-element analysis by four acid digestion and lithium metaborate fusion with Inductively Coupled Plasma finish (ME-ICP61 and ME-MS81). The gold over limit analysis was 30 gram fire assay fusion with gravimetric finish (Au-GRA21). [Ed. Note: $1140.20/ounce on 3/3/10, the value of the current 100 acres is $2.28B. The claims are ORMC 14005, ORMC 14006, ORMC 147951, ORMC 147952 and ORMC 147953.]

The gold analysis was completed at our Reno Laboratory which specializes in the preparation of geological materials and analysis for gold using fire assay, Atomic Absorption Spectroscopy (AAS) and gravimetric techniques. The multi-element analyses were completed at our North Vancouver Laboratory. Both facilities have Quality Systems that comply with the requirements of ISO 9001:2008.

At the time the gold analysis was completed, our Reno Laboratory had completed all requirements, including an on-site technical audit and proficiency tests, for ISO 17025:2005 accreditation from the Standards Council of Canada under CAN-P-1579 "Guidelines for Accreditation of Mineral Analysis Testing Laboratories." Prior to completing these requirements the Reno facility had incorporated the same standard operating procedures as our North Vancouver facility which was accredited to ISO 17025 in 2005 for gold and multi-element methods. Reno was granted formal accreditation on December 23, 2009.

Data integrity and quality within all ALS laboratories is paramount. The consistent quality systems within our Reno and North Vancouver laboratories have been designed to provide consistent, reliable, and accurate analytical results.

If you have any questions, please feel free to contact me at any time.

Sincerely,

Erin Miller
Interim Quality Systems Manager - North America

ALS Canada Ltd.
Part of the **ALS Laboratory Group**
212 Brooksbank Avenue, North Vancouver, BC V7J 2C1
Phone: +1 (604) 984 0221 Fax: +1 (604) 984 0218 **www.alsminerals.com**
A Campbell Brothers Limited Company



Standards Council of Canada
Conseil canadien des normes

200-270, rue Albert St.
Ottawa, ON (Canada)
K1P 6N7

Canadä

Tel.: +1 613 238 3222
Fax.: +1 613 569 7808
E-mail/Courriel : info@scc.ca
Internet: http://www.scc.ca

SCOPE OF ACCREDITATION

ALS USA Inc.
ALS LABORATORY GROUP - MINERALS DIVISION - ALS CHEMEX
4977 Energy Way
Reno, NV
89502

Accredited Laboratory No. 660
(Conforms with requirements of CAN-P-1579 , CAN-P-4E (ISO/IEC 17025:2005))

CONTACT:	Ms. Michele Ramshaw
TEL:	(604) 984-0221
FAX:	(604) 984-0218
EMAIL:	michele.ramshaw@alschemex.com
URL:	www.alschemex.com

CLIENTS SERVED: Mining, Exploration and other interested parties

FIELDS OF TESTING: Chemical/Physical

PROGRAM SPECIALTY AREA: Mineral Analysis

ISSUED ON: 2009-12-23

VALID TO: 2013-12-23

METALLIC ORES AND PRODUCTS

Mineral Analysis Testing

Mineral Assaying

Au-AA   Determination of Au by Lead Collection Fire Assay
                         and Atomic Absorption Spectrometry

Notes:

CAN-P-1579 - Guidelines for the Accreditation of Mineral Analysis Testing Laboratories

CAN-P-4E (ISO/IEC 17025): General Requirements for the Competence of Testing and Calibration Laboratories (ISO/IEC 17025-2005)

_____

S. Cross, Director, Conformity Assessment

Date: 2009-12-23

Number of Scope Listings: 1
SCC 1003-15/820
Partner File #0
Partner:

Standards Council of Canada
Conseil canadien des normes

200-270, rue Albert St.
Ottawa, ON (Canada)
K1P 6N7

Canada

Tel.: +1 613 238 3222
Fax.: +1 613 569 7808
E-mail/Courriel : info@scc.ca
Internet: http://www.scc.ca

SCOPE OF ACCREDITATION

ALS Canada Ltd.
ALS LABORATORY GROUP - MINERALS DIVISION - ALS CHEMEX
2103 Dollarton Hwy
North Vancouver, BC
V7H 0A7

Accredited Laboratory No. 579
(Conforms with requirements of CAN-P-1579 , CAN-P-4E (ISO/IEC 17025:2005))

CONTACT: Michele Ramshaw
TEL: (604) 984-0221
FAX: (604) 984-0218
EMAIL: michele.ramshaw@alschemex.com
URL: www.alschemex.com

CLIENTS SERVED: Mining, Exploration and other interested parties

FIELDS OF TESTING: Chemical/Physical

PROGRAM SPECIALTY AREA: Mineral Analysis

ISSUED ON: 2009-08-31

VALID TO: 2013-05-18

METALLIC ORES AND PRODUCTS

Mineral Analysis Testing

Mineral Assaying

AA45	Ag, Cu, Pb and Zn - Determination of Base Metals Using AAS Following an Aqua Regia Digestion
AA46	Ag, Cu, Pb, Zn and Mo Determination of Ores and High Grade Materials Using AAS Following an Aqua Regia Digestion
AA61	

	Ag, Co, Cu, Ni, Pb and Zn - Determination of Base Metals Using AAS Following a Four Acid Digestion
AA62	Ag, Co, Cu, Mo, Ni, Pb and Zn - Determination of Ores and High Grade Materials Using AAS Following a Four Acid Digestion
Au/Ag-GRA	Determination of Au and Ag by Lead Collection Fire Assay and Gravimetric Finish
Au-AA	Determination of Au by Lead Collection Fire Assay and Atomic Absorption Spectrometry
ICP81	Al, Co, Cu, Fe, Mg, Mn, Ni, Pb, S, and Zn by Sodium Peroxide Fusion and ICP-AES
ME-ICP41	Multi-Element (Ag, Al, As, B, Ba, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, Ga, Hg, K, La, Mg, Mn, Mo, Na, Ni, P, Pb, S, Sb, Sc, Sr, Ti, Tl, U, V, W, Zn) Determination by Aqua Regia Digestion and ICP-AES.
ME-ICP61	Multi-Element (Ag, Al, As, Ba, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, Ga, K, La, Li, Mg, Mn, Mo, Na, Nb, Ni, P, Pb, Rb, S, Sb, Sc, Se, Si, Sn, Sr, Ta, Te, Ti, Tl, U, V, W, Y, Zn, Zr) Determination by 4-Acid Digestion and ICP-AES
OG46	Ag, Cu, Pb and Zn Determination of Ores and High Grade Material Using ICP-AES Following an Aqua Regia Digestionby
OG62	Ag, Cu, Pb and Zn Determination of Ores and High Grade Material Using ICP-AES Following a Four-Acid Digestionby
PGM-ICP	Determination of Au, Pt and Pd by Lead Collection Fire Assay and ICP-AES

Notes:

CAN-P-1579 - Guidelines for the Accreditation of Mineral Analysis Testing Laboratories

CAN-P-4E (ISO/IEC 17025): General Requirements for the Competence of Testing and Calibration Laboratories (ISO/IEC 17025-2005)

───────────

P. Paladino, P. Eng., Director, Conformity Assessment

Date: 2009-08-31

Number of Scope Listings: 12
SCC 1003-15/722
Partner File #0
Partner: SCC